Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Michael G. Wooldridge	Direct: 616 / 336-6903
mgwooldridge@varnumlaw.com

March 29, 2013

Filed Via Edgar

Terrence O'Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Universal Forest Products, Inc.
Form 10-K for the fiscal year ended December 29, 2012
Filed February 26, 2013
File No. 0-22684

Dear Mr. O'Brien:

On behalf of Universal Forest Products, Inc., a Michigan corporation ("UFP"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 21, 2013 with respect to the above-referenced filing.  The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the year ended December 29, 2012

Annual Report

Management’s Discussion and Analysis, page 3

Results of Operations, page 8

1.
We note the $3.2 million of loss reserves on certain notes receivable mentioned on pages 5 and 13. Please tell us the facts and circumstances necessitating the reserve and the nature and terms of the note. Please explain why the amount on the statement of cash flows related thereto appears to be only $2.1 million.

The $3.2 million of loss reserves reflects the write down of two promissory notes due the Company, both of which are secured by real estate.  The issuers of both notes are in default under the respective payment terms of the notes.  The aggregate amount of the reserve reflects the diminution in the appraised values of the underlying collateral, based upon updated appraisals received by the Company in the fourth quarter of 2012.

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Metro Detroit

Mr. Terrence O'Brien
March 29, 2013

The $2.1 million non-cash loss reserve, reflected in the Consolidated Statements of Cash Flows, represents the aggregate, principal amount of the notes accrued to the loss reserve.  The $1.1 million difference between the $3.2 million loss reserve and the $2.1 million non-cash expense represents accrued interest that was due under the notes, in which the non-cash income related to accrued interest was offset by the non-cash loss reserve of the same amount.  .

2.
In your response letter, please provide us with a discussion and analysis of net sales and segment operating profit by reportable segment, as it would have been included in the Annual Report. Refer to SEC Release No. 33-8350 and Section 501.12.b.2 of the Financial Reporting Codification. Revise future filings to do so.

As explained in Footnote O of the Company's financial statements, the Company has three reporting segments; Eastern and Western, Site Built and All Other.  A discussion and analysis of those segments, as of year end December 29, 2012, is as follows:

	Net Sales			Operating Profit
	2012	2011	Change	2012	2011	Change
Eastern and Western	$1,635,178	1,486,058	$149,120	$60,573	$28,198	$32,375
Site-Built	222,824	183,120	39,704	1,299	(6,349)	7,648
All Other	196,931	153,158	43,773	(11,316)	(8,731)	(2,585)

Eastern and Western

Net sales of the Eastern and Western reportable segment increased approximately 10% in 2012 compared to 2011.  This increase was primarily due to:

●	A 17% increase in Industrial sales resulting from higher lumber prices and greater unit sales due to market share gains.

●	A 26% increase in Manufactured Housing sales due to higher lumber prices and an increase in industry production of HUD code homes.

●	A 15% increase in Commercial Construction and Concrete Forming sales primarily due to a significant increase in the sale of products used to make concrete forms.

Mr. Terrence O'Brien
March 29, 2013

Operating profit for the Eastern and Western reportable segment increased in 2012 compared to 2011 primarily due to the following factors:

●	Selling into a rising lumber market for much of the first half of 2012. Conversely, during the first half of 2011 we were adversely impacted by selling into a falling market for most of that period.

●
In the first quarter of 2012 we experienced more favorable weather than we did in the first quarter of 2011.  Adverse weather conditions in many areas of the country resulted in lost production days during early 2011.

Site-Built

Net sales of the Site-Built reportable segment increased 22% in 2012 compared to 2011.  This increase was primarily due to a 27% increase in national housing starts as well as growth in commercial construction.

Operating profit for the Site-Built reportable segment increased in 2012 compared to 2011 primarily due to the increase in unit sales mentioned above and improved operating leverage.

All Other

Net sales to all other segments increased 29% in 2012 compared to 2011. This increase was primarily due to:

●	An increase in sales to the Manufactured Housing market by our UFP Distribution operations, primarily due to an increase in industry production of HUD code homes.
●	An increase in sales to the Retail Building Materials market by our Universal Consumer Products operations, due to market share gains in composite decking and vinyl fencing products.
●	An increase in sales to the Industrial market by our Universal Pinelli subsidiary, which manufactures molding and millwork products out of its plant in Durango, Mexico.

As is apparent from the above analysis, relative to the comparative market analysis set forth in the Company's MD&A, the Company does not believe that this additional disclosure enhances the overall understanding of the Company's results of operations or improves the context within which the Company's financial information should be analyzed.  To the contrary, this additional segment comparison analysis is at best duplicative and, more likely, will promote confusion in understanding the Company's financial results and operations.  While financial information is available and evaluated by management with respect to various operations, such that those operations constitute separate operating segments, further disclosures relative to the Company's resulting reportable segments will not promote an understanding of the Company's results of operations or result in a better understanding of how management operates the Company's business.

Mr. Terrence O'Brien
March 29, 2013

For instance, the Site-Built reportable segment (which comprises the Company's operations for which a majority of its respective sales are to residential construction customers) represents a significant majority of the Company's sales and operating results attributable to the Company's Residential Construction market.  Similarly, the sales and operating results attributable to the Company's Residential Construction market represent the vast majority of the revenues and operations of the Site-Built reportable segment.  Accordingly, the factors impacting operating performance in this reportable segment are and will be redundant of the disclosures made in connection with the Company's Residential Construction market.  The same redundancy holds true for the other reportable segments.  As a result, the Company respectfully requests that future filings not include this additional discussion and analysis.

E. Goodwill and Other Intangible Assets, page 44

3.	In future filings please provide a goodwill rollforward by segment for the periods presented. Refer to ASC 350-20-50-1.

Future filings will include the requested, goodwill rollforward by segment in substantially the following format:

(in thousands)	Eastern and Western	Site-Built	All Other	Total

December 25, 2011	$123, 311	$21,720	$9,671	$154,702
Acquisitions	2,514			2,514
Other	2,100			2,100

December 29, 2012	$127,925	$21,720	$9,671	$159,316

M. Commitments, Contingencies, and Guarantees, page 53

4.
You state on page 54 that you have not accrued for any potential loss related to the contingencies “above” and that “potential liabilities of this nature are not conducive to precise estimates and are subject to change.” It is not clear to which contingencies you are specifically referring. Please clarify if you are referring to contingencies related only to the use or disposal of CCA treated products. In this case, revise your disclosure in future filings to disclose that you have not accrued for any such losses because, if true, such losses are not considered probable or reasonably estimable. If no accrual has been made because such losses are not reasonably estimable, please provide us with a comprehensive explanation as to why.

Mr. Terrence O'Brien
March 29, 2013

The phrase "contingencies above" is in reference to potential claims by special interest environmental groups, noted in the preceding paragraph.  Given that the Company has been selling only limited quantities of CCA treated products for several years, as well as the meaningful reduction in claims by these groups, the Company will eliminate the referenced paragraph in future filings.  The immediately preceding paragraph is now more appropriate for inclusion as a risk factor, and will be included in Item 1A of the Company's Report on Form 10-K in future filings.

P. Quarterly Financial Information (Unaudited), page 59

5.
We note the net loss recorded in the fourth quarters of both 2012 and 2011 as shown on page 60. In future filings, please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

As explained in Item 1A of the Company's Report on Form 10-K, as well as in the Liquidity and Capital Resources Section of Management's Discussion and Analysis ("MD&A"), seasonality has a meaningful impact on the Company's operations, which typically and adversely impact fourth quarter results, relative to other quarters.  There were no material events or transactions that occurred during the fourth quarter of 2011 or 2012 that were not previously disclosed.  In future filings, the Company will provide disclosure of all material fourth quarter events and transactions either in the footnote disclosure or within MD&A.

* * * * *

In responding to our comments, please provide a written statement from the Company acknowledging that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terrence O'Brien
March 29, 2013

Attached to this letter is the Company's signed Acknowledgement to the above statements.

We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM
Michael G. Wooldridge

5991380_4
cc:	Mr. Michael Cole, Chief Financial Officer

Mr. Terrence O'Brien
March 29, 2013

ACKNOWLEDGMENT

We acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

●	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

March _____, 2013
Michael Cole, Chief Financial Officer,
Universal Forest Products, Inc.